November 28, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (212) 272-8904

Mr. Samuel L. Molinaro, Jr.
Executive Vice President and Chief Financial Officer
The Bear Stearns Companies Inc.
383 Madison Avenue
New York, New York 10179

Re: The Bear Stearns Companies Inc.
**   Form 10-K filed February 13, 2006**
**   File No. 1-8989**

Dear Mr. Molinaro:

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                                    Sincerely,

                                                    John P. Nolan
                                                    Accounting Branch Chief